Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction
of Incorporation or
Subsidiary	Incorporation or Organization

Exponent GmbH	Germany
Exponent International Ltd.	United Kingdom
Exponent Limited	Hong Kong
Exponent Realty LLC	Delaware
Exponent Science and Technology Consulting (Shanghai) Co., Ltd.	China